UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08444

US Airways Group, Inc.

(Exact name of registrant as specified in its charter)

111 West Rio Salado Parkway

Tempe, Arizona 85281

(480) 693-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Guaranty of US Airways Group, Inc. Relating to US Airways, Inc. Pass-Through Certificates, Series 2013-1, Class A, B

Guaranty of US Airways Group, Inc. Relating to US Airways, Inc. Pass-Through Certificates, Series 2012-2, Class A, B, C

Guaranty of US Airways Group, Inc. Relating to US Airways, Inc. Pass-Through Certificates, Series 2012-1, Class A, B, C

Guaranty of US Airways Group, Inc. Relating to US Airways, Inc. Pass-Through Certificates, Series 2011-1, Class A, B, C

Guaranty of US Airways Group, Inc. Relating to US Airways, Inc. Pass-Through Certificates, Series 2010-1, Class A, B, C

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)*

*	For the purpose of this filing, the registrant has assumed that the guarantees listed above are held by 300 or more persons.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, US Airways Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

US Airways Group, Inc.

Date:	January 30, 2014	By:	/s/ Stephen L. Johnson
		Name:	Stephen L. Johnson
		Title:	Executive Vice President—Corporate Affairs